                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.1)(1)

                           MILESTONE PROPERTIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          $.01 Par Value Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   599358108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               George J. D'Angelo
      14502 N. Dale Mabry, Suite 305, Tampa, Florida 33618; (813) 969-0854
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                October 9, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                              (Page 1 of 10 Pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 599358108                    13D      PAGE    2     OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS                GEORGE J. D'ANGELO
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                                     PF&OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                    USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                        455,393
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                           -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                       455,393
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                     -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  455,393
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.71%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


Mr. D'Angelo is the record owner of 229,000 shares of Common Stock and 118,636 shares of $0.78 Preferred Series A Stock (presently convertible into 130,369 shares of Common Stock), the beneficial owner of 45,394 shares of $0.78 Preferred Series A Stock (presently convertible into 49,883 shares of Common Stock) as President of D'Angelo Capital Corp., the General Partner of GJD Partners, L.P., and the beneficial owner of 41,988 shares of $0.78 Preferred Series A Stock presently convertible into 46,141 shares of Common Stock) as the President of Value Equity Advisors, Inc., together constituting 455,393 shares of Common Stock.

CUSIP NO.                              13D      PAGE    3     OF     10   PAGES
         ---------------------                       --------     --------

  (1)     NAMES OF REPORTING PERSONS                D'ANGELO CAPITAL CORP.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware, USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         49,883
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                            -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                        49,883
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                      -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  49,883
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.17%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Mr. D'Angelo is the record owner of 229,000 shares of Common Stock and 118,636 shares of $0.78 Preferred Series A Stock (presently convertible into 130,369 shares of Common Stock), the beneficial owner of 45,394 shares of $0.78 Preferred Series A Stock (presently convertible into 49,883 shares of Common Stock) as President of D'Angelo Capital Corp., the General Partner of GJD Partners, L.P., and the beneficial owner of 41,988 shares of $0.78 Preferred Series A Stock presently convertible into 46,141 shares of Common Stock) as the President of Value Equity Advisors, Inc., together constituting 455,393 shares of Common Stock.

CUSIP NO.                              13D      PAGE    4     OF    10   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS                 GJD PARTNERS, L.P.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                             WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware, USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         49,883
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                           -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                        49,883
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                     -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  49,883
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.17%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


Mr. D'Angelo is the record owner of 229,000 shares of Common Stock and 118,636 shares of $0.78 Preferred Series A Stock (presently convertible into 130,369 shares of Common Stock), the beneficial owner of 45,394 shares of $0.78 Preferred Series A Stock (presently convertible into 49,883 shares of Common Stock) as President of D'Angelo Capital Corp., the General Partner of GJD Partners, L.P., and the beneficial owner of 41,988 shares of $0.78 Preferred Series A Stock presently convertible into 46,141 shares of Common Stock) as the President of Value Equity Advisory, Inc., together constituting 455,393 shares of Common Stock.

CUSIP NO.                              13D      PAGE    5     OF    10    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS                VALUE EQUITY ADVISORS, INC.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                            OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Florida, USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                         46,141
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                           -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                        46,141
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                     -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  46,141
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.09%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


Mr. D'Angelo is the record owner of 229,000 shares of Common Stock and 118,636 shares of $0.78 Preferred Series A Stock (presently convertible into 130,369 shares of Common Stock), the beneficial owner of 45,394 shares of $0.78 Preferred Series A Stock (presently convertible into 49,883 shares of Common Stock) as President of D'Angelo Capital Corp., the General Partner of GJD Partners, L.P., and the beneficial owner of 41,988 shares of $0.78 Preferred Series A Stock presently convertible into 46,141 shares of Common Stock) as the President of Value Equity Advisory, Inc., together constituting 455,393 shares of Common Stock.

                                 Page 6 of 10 Pages



INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1   Security and Issuer

         Title of Securities:           Common Stock, par value $.01 per share
                                        (the "Stock") of Milestone Properties,
                                        Inc. (the "Issuer")

         Name and Address of Issuer:    Milestone Properties, Inc.
                                        150 E. Palmetto Park Rd. 4th Floor
                                        Boca Raton, Florida 33432

Item 2   Identity and Background

         Item 2(a) This statement is being filed by and on behalf of George J. D'Angelo (D'Angelo), D'Angelo Capital Corp
                           (DCC), GJD Partners, L.P. (GJD), and Value Equity
                           Advisors, Inc. (VEA) (each may also be referred to as the Reporting Person). D'Angelo is the only officer, the sole shareholder, and a director of DCC. There is one additional director; George J.
                           D'Angelo, MD (D'Angelo MD). D'Angelo is the only officer, the sole shareholder, and only director of VEA.

         Item 2(b)         The business address for George J. D'Angelo and
                           VEA is:
                           14502 W. Dale Mabry, Suite 305
                           Tampa, FL 33618

                           The business address for DCC and GJD is:
                           850 Third Avenue
                           New York, NY 11002

         Item 2(c) The principal occupation of each Reporting Person and of each director of DCC is as follows:

                           D'Angelo     President of DCC and VEA

                           DCC          Management General Partner of GJD

                           GJD          Investing in Securities

                           VEA          Various Investing and Advising

                           D'Angelo MD  Retired Physician

         Item 2(d)         Criminal Proceedings: During the last five years,
                           None of the persons or entities identified in Item
                           2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(e)         Civil Proceedings: See Item 2(d)

         Item 2(f) Each natural person listed in Item 2(a) above is a United States Citizen; DCC is a Delaware Corporation;
                           GJD is a Delaware Limited Partnership; and VEA is a Florida Corporation.

                               Page 7 of 10 Pages


Item 3    Source and Amount of Funds or other Consideration

          George J. D'Angelo purchased Common Stock and Preferred Stock with personal funds.

          GJD purchased the stock it holds out of its working capital.

          VEA purchased the stock it holds with corporate funds.

Item 4    Purpose of Transaction

          George J. D'Angelo has acquired Stock of the Issuer because he believes that such Shares are substantially undervalued. George J. D'Angelo will evaluate his investment in the issuer on an ongoing basis and will take whatever action he concludes is in his best interest including buying additional shares or selling shares without any further prior disclosure.

Item 5    Interest in Securities of the Issuer

          Item 5(a) At of the close of business on October 9, 1998, the percentage of stock of the Issuer (based upon 4,250,445 of shares reported as being outstanding in the Issuer's Form 10-Q for the period ended June 30, 1998) held by each reporting person is as follows:

                         No. of Shares
                           Equivalent          Approximate Percentage of
        Holder             to Common               Outstanding Shares
        ------             ---------              -------------------
        D'Angelo           359,369                       8.45%
        GJD                 49,883(1)                    1.17%
        VEA                 35,824(2)                    0.84%

-----------
(1) D'Angelo and DCC are deemed beneficial owner of these shares
(2) D'Angelo is deemed beneficial owner of these shares

                               Page 8 of 10 Pages

Item 5(b) George D'Angelo has sole power to vote and to dispose of all the shares of Stock.

Item 5(c) The following table sets forth all transactions with respect to the Issuer's Stock effected during the sixty days prior to the date of the event requiring the filing of this statement through the filing date by any Reporting Person. Each transaction set forth below reflects a purchase (P) or a sale (S) effected by means of the New York Stock Exchange.


Reporting Person    Security    Trade Date    No. of Shares   Price Per Share
D'Angelo          Preferred     08/28/98         4,272(P)         $2.26
GJD               Preferred     09/02/98        15,500(P)         $2.20
GJD               Preferred     09/03/98        12,594(P)         $2.13
GJD               Preferred     09/15/98        17,300(P)         $2.08
VEA               Preferred     09/30/98         9,700(P)         $2.08
VEA               Preferred     10/09/98        22,900(P)         $2.06
VEA               Preferred     11/05/98         9,388(P)         $2.02

                               Page 9 of 10 Pages

Item 6    Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

                         No contract exists between any of the
                         entities or natural person identified in Item 2(a) above and the issuer.

                               Page 10 of 10 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 1998.


                                        /s/ George J. D'Angelo
                                        ----------------------------------
                                            George J. D'Angelo


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
      FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).